Gregg M. Larson Deputy General Counsel and Secretary	3M Legal Affairs Office of General Counsel	P.O. Box 33428 St. Paul, MN 55133-3428 USA Phone: (651) 733-2204 Fax: (651) 737-2553 Email: gmlarson@mmm.com

January 4, 2008

Ms. Hanna T. Teshome

Special Counsel

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C.  20549

Re:	3M Company
Definitive 14A
Filed March 26, 2007
File No. 001-03285

Dear Ms. Teshome:

I am responding to your letter dated December 7, 2007 providing additional comments on the executive compensation disclosures contained in 3M’s definitive proxy statement filed with the Securities and Exchange Commission on March 26, 2007 (not on February 14, 2007 as indicated in your letter). Please note that the correct SEC file number for 3M is 001-03285.  For your convenience, I have repeated each of the staff’s comments below in italics and have numbered each comment and our response thereto to correspond to the numbers assigned to the comments in your letter.

1.	While we note your detailed response to our comments, please confirm that you will provide the additional and/or enhanced information included in your responses in your future filings.

We do confirm that we will provide the additional and/or enhanced information included in our previous responses in our future filings.

2.

We note your response to our prior comment 14. To the extent that an individual named executive officer receives compensation in general, or a management stock option grant in particular, significantly greater than or less than his targeted compensation or his targeted stock option value, respectively, and such variation is attributable to the named executive officer’s individual performance, we believe a discussion of such individual performance and why it resulted in such variation from the target would be material information necessary to an understanding of the company’s compensation policies and decisions regarding such named executive officer. Please confirm that you will provide such disclosure in future filings, to the extent applicable, or explain to us why this disclosure would not be required.

We do confirm that we will provide such information in our future filings when the variation in a named executive officer’s compensation or stock option grant attributable to that officer’s individual performance is material, per Item 402(b)(2)(vii) and (ix) of Regulation S-K.

In responding to your comments, we acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments with respect to the above, please call me at 651-733-2204.

Very truly yours,

Gregg M. Larson